EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 14, 2014
Item 3	News Release The news release dated May 14, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change Pretivm announced highlights from the first quarter of 2014 and updates for the high-grade gold Brucejack Project in Northern British Columbia.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced the following highlights from the first quarter of 2014 and updates for the high-grade gold Brucejack Project in northern British Columbia.

First Quarter 2014 Highlights and Significant Events.

•
On February 20, 2014, we announced a private placement (the “Offering”) with a syndicate of agents for 568,182 Investment Tax Credit flow-through common shares of Pretivm at a price of $8.80 per share and 1,863,355 Canadian Exploration Expense flow-through common shares of Pretivm (the “CEE Flow-Through Shares”) at a price of $8.05 per share for aggregate gross proceeds of $20 million.  The agents were granted an option (the “Agent’s Option”) to purchase, or arrange for substituted purchasers, for up to 745,342 additional Canadian Exploration Expense flow-through common shares at the issue price at any point up until 14 days following the closing.

•
In March 2014, we announced the increase of the Agent’s Option by 248,448 CEE Flow-Through Shares and the exercise of the Agent’s Option in full and closed the Offering in three tranches for gross proceeds of approximately $28 million.

•
On March 10, 2014, we announced the appointment of James A. Currie as our Chief Operating Officer who will lead the development of the high-grade gold Brucejack Project into production as an underground mine and the promotion of Joseph J. Ovsenek, Chief Development Officer, to Executive Vice President.

•	Working capital at March 31, 2014 was $28.1 million plus pending gold sale receipts from the 2013 Valley of the Kings Bulk Sample Program.

•
Subsequent to the end of the quarter, on April 16 2014, we announced, among other things, that we expected to file our Environmental Assessment Certificate application (“EAC application”) this quarter once we receive the final Application Information Requirements from the British Columbia Environmental Assessment Office (“BCEAO”). We also announced that the 1,000 tonnes of bagged material from the 2013 Valley of the Kings exploration program was processed at the Contact Mill in Montana and produced gravity and flotation concentrates containing approximately 3,120 ounces of gold, with final gold production subject to remaining assays and final establishment of weights and assays and settlement.

Brucejack Project Permitting

On May 2nd we received the approved Application Information Requirements from the BCEAO which advances us to the stage of filing our provincial EAC application for the Brucejack Project.  We are now reviewing and finalizing our EAC application and expect to file it with the BCEAO this quarter.  Once filed, the application will be evaluated for completeness over a 30-day period by BCEAO with the involvement of a working group including representatives of First Nations and local governments and other government agencies.  Once the application has been accepted, the BCEAO has a maximum of 180 days to complete its review and prepare an assessment report for a decision by the Minister of Environment and the Minister of Energy and Mines.

In coordination with the British Columbia provincial permitting process, the Canadian Environmental Assessment Agency will review the Environmental Impact Statement (“EIS”), which we will submit concurrently with the provincial EAC application.  Provincial and federal approval of the EAC application and EIS, respectively, allow for the issuance of the statutory permits and authorizations to begin construction of a mine at Brucejack.

Amended Feasibility Study

The June 2013 Feasibility Study for the Brucejack Project is currently being amended based on the Valley of the Kings December 2013 Mineral Resource estimate using base case metal prices of $1,100 per ounce gold and $17 per ounce silver and a Canadian:US Dollar exchange rate of 0.92.

As part of the amendment, we have carried out various trade-off studies to manage capital costs, including staged development of the Project.  The trade-off study on staged development has been completed and has shown a nominal difference in capital cost.  Accordingly, Brucejack will be advanced as a 2,700 tonnes per day mine as previously planned.  The amended Brucejack Project feasibility study is on track for completion in June.

2014 Exploration Program

The 2014 exploration program at Brucejack has been planned with a focus on continued resource definition in the Valley of the Kings and includes 15,000 meters of underground infill and step-out drilling to the east and west.  The design of an access ramp from the 1345-meter level access ramp to the 1260-meter level has been finalized and a drill has been mobilized to site.

A total of 3,120 ounces of gold was produced from processing 1,000 tonnes of exploration ore excavated in 2013 (see news release dated April 16, 2014).  An additional 1,000 tonnes of material from the Valley of the Kings is permitted to be excavated and processed in 2014, and we are currently evaluating the optimal high-grade target area for this program.

Ian I Chang, M.A.Sc., P.Eng., Vice President, Project Development, Pretium Resources Inc. is the Qualified Person (QP) responsible for Brucejack Project development.  Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

With our current working capital, and pending gold sale receipts and successful completion of our private placement, we believe we will have sufficient funds for our current planned expenditures on our Projects, updating our feasibility study and funding our permitting activities as we advance the Brucejack Project to production.

Pretivm’s audited consolidated financial statements and Management Discussion and Analysis for the quarter ended March 31, 2014 are filed on SEDAR and available on Pretivm’s web site www.pretivm.com.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of May, 2014.